UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-111443-04

Mid-State Capital Corporation
(with respect to Mid-State Capital Corporation 2005-1 Trust)

(Exact name of registrant as specified in its charter)

One Wachovia Center
301 South College Street, Suite F Charlotte, NC 28288-5578; PH# (704) 383-4629

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Mid-State Capital Corporation 2005-1 Trust

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ X ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 28

Pursuant to the requirements of the Securities Exchange Act of 1934 U.S. Bank, as Trustee on behalf of Mid-State Capital Corporation 2005-1 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2006	By: /s/ Jacob Mayes Name: Jacob Mayes Title: Vice President